As filed with the Securities and Exchange Commission on August 12, 2005

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Refco Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	20-2537426
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
(212) 693-7000

(Address of Principal Executive Offices)

REFCO INC.
2005 STOCK INCENTIVE PLAN

(Full Title of Plan)

Dennis A. Klejna
Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
(212) 693-7000

(Name, Address, and Telephone Number,
Including Area Code, of Agent For Service)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, $0.001 par value	7,650,000	$ 27.09	$ 207,238,500	$ 24,391.97

(1)          The securities to be registered are issuable under the Refco Inc. 2005 Stock Incentive Plan. Pursuant to Rule 416(a) under the Securities Act of 1933, this Registration Statement shall cover such additional securities as may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)          Estimated pursuant to Rule 457(h) and 457(c) solely for purposes of calculating the registration fee based on the average of the high and low sale prices of the common stock on August 11, 2005 as reported by the New York Stock Exchange.

EXPLANATORY NOTE

This registration statement on Form S-8 of Refco Inc. (this “Registration Statement”) has been prepared in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register up to 7,650,000 shares of our common stock, par value $0.001 per share, issued and to be issued to participants in the Refco Inc. 2005 Stock Incentive Plan (the “Plan”), which includes the registration for reoffer and resale of

•       up to 4,015,860 restricted shares of our common stock issued prior to the filing of this Registration Statement to employees, officers and directors in exchange for contributions to us at the time of our formation of restricted Class B member interests of our predecessor New Refco Group Ltd., LLC originally granted by our predecessor to such employees, officers and directors under written compensation contracts, which shares constitute “restricted securities” as such term is defined in Rule 144(a)(3) under the Securities Act, and

•       up to 3,634,140 shares of our common stock that may be acquired in the future under this Registration Statement by participants in the Plan who are our “affiliates” as such term is defined in Rule 405 under the Securities Act of 1933, which shares constitute “control securities” as such term is defined in General Instruction C.1(a) of Form S-8 under the Securities Act.

The materials that follow Part I and precede Part II of this Registration Statement constitute a reoffer prospectus, prepared in accordance with the requirements of Part I of Form S-3, in accordance with General Instruction C of Form S-8. As specified in General Instruction C of Form S-8, the amount of securities to be reoffered or resold under the reoffer prospectus by each selling stockholder and any other person with whom he or she is acting in concert for the purpose of selling our securities, may not exceed, during any three-month period, the amount specified in Rule 144(e).

PART I

SECTION 10(a) PROSPECTUS

The documents containing the information specified in Part I of this Registration Statement will be sent or given to participants in the Plan as specified by Rule 428(b)(i) under the Securities Act. Such documents are not required to be, and are not being, filed by Refco Inc. with the Securities and Exchange Commission (the “SEC”), either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act. Such documents, together with the documents incorporated by reference herein pursuant to Item 3 of Part II of this Registration Statement, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Throughout this Registration Statement, the words “Refco,” “we,” “us,” the “Company,” the “Registrant,” and “our” refer to Refco Inc. and its consolidated subsidiaries.

I-1

REOFFER PROSPECTUS

7,650,000 Shares

Refco Inc.

Common Stock

This prospectus covers the reoffer and resale by the selling stockholders of up to 7,650,000 shares of our common stock that we have issued or that we may issue in the future to participants in the Refco Inc. 2005 Stock Incentive Plan (the “Plan”), including

•       up to 4,015,860 restricted shares of our common stock issued prior to the filing of the registration statement of which this reoffer prospectus is a part to employees, officers and directors in exchange for contributions to us at the time of our formation of restricted Class B member interests of our predecessor New Refco Ltd., LLC originally granted by our predecessor to such employees, officers and directors under written compensation contracts, which shares constitute “restricted securities” as such term is defined in Rule 144(a)(3) under the Securities Act of 1933, as amended (the “Securities Act”), and

•       up to 3,634,140 shares of our common stock that we may issue in the future to participants in the Plan who are our “affiliates” as such term is defined in Rule 405 under the Securities Act of 1933, which shares constitute “control securities” as such term is defined in General Instruction C.1(a) of Form S-8 under the Securities Act.

Our common stock is listed on the New York Stock Exchange under the symbol “RFX.”

The shares may be offered by the selling stockholders from time to time through or to brokers on the New York Stock Exchange, in the over-the-counter market or otherwise at prices acceptable to the selling stockholders. The amount of securities to be offered or resold under this prospectus by each selling stockholder or other person with whom he or she is acting in concert for the purpose of selling our securities, may not exceed, during any three month period, the amount specified in Rule 144(e) under the Securities Act.

Investing in our common stock involves risks. See “Risk Factors” on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 12, 2005.

You should rely only on the information contained in or incorporated by reference into this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

“REFCO” and the Refco logo are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and under those requirements we file reports and other information with the Securities and Exchange Commission (the “SEC”). The SEC maintains a website on the Internet that contains reports, proxy and information statements and other information regarding registrants, including our company, that file electronically with the SEC. The SEC’s website address is www.sec.gov. In addition, our filings with the SEC may be inspected and copied at the public reference facilities of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549; and at the SEC’s regional offices at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, IL 60661, and at 233 Broadway, New York, NY 10279. Copies of our filings may also be obtained upon request and payment of the appropriate fee from the Public Reference Section of the SEC located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.  The public may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

You may also obtain a copy of any of our filings from us, at no cost, by writing or telephoning us at:

Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York 10281
Attn: Investor Relations
(212) 693-7000

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We hereby incorporate by reference into this reoffer prospectus the following documents filed with the SEC:

•       Our prospectus filed with the SEC on August 11, 2005 pursuant to Rule 424(b) under the Securities Act; and

•       The description of our common stock contained in our Registration Statement on Form S-1 under the Securities Act (Reg. No. 333-123969), which description is incorporated by reference into the Form 8-A filed with the SEC on August 11, 2005, pursuant to the Exchange Act, and any amendment or report filed for the purpose of further updating such description.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment to the registration statement including this reoffer prospectus which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall also be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

PROSPECTUS SUMMARY

This summary highlights key information contained elsewhere in, or incorporated by reference into,  this prospectus. It may not contain all of the information that is important to you. You should read the entire  prospectus, including “Risk Factors,” our consolidated financial statements and the related notes thereto incorporated by reference into this  prospectus and the other documents incorporated by reference into this  prospectus or to which this prospectus refers, before making an investment decision. In this prospectus, the terms “Refco,” “we,” “our” and “us” refer to Refco Inc. and its subsidiaries. The terms “fiscal year” and “FY” refer to the 52 or 53 weeks ended on the final day in February, while the terms “calendar year” and “year” refer to the year ended December 31 of the year referenced.

Our Company

We are a leading independent provider of execution and clearing services for exchange-traded derivatives and a major provider of prime brokerage services in the fixed income and foreign exchange markets. We offer our customers rapid, low-cost trade execution and clearing services on a broad spectrum of derivatives exchanges and over-the-counter markets. We serve over 200,000 customer accounts from our 23 locations in 14 countries with a focus on delivering superior customer service. Our customers include corporations, government agencies, hedge funds, managed futures funds, pension funds, financial institutions, retail clients and professional traders.

Our Businesses

We are organized into two operating business segments for financial reporting purposes: Derivatives Brokerage & Clearing and Prime Brokerage/Capital Markets.

Derivatives Brokerage & Clearing

We provide our customers with access to trading in a wide range of derivatives products, including interest rate, equity index, energy, agriculture, foreign currency and metals contracts, across virtually all of the major derivatives exchanges. Customers use our Derivatives Brokerage & Clearing platform to place buy and sell orders for exchange-traded derivatives contracts, which we direct to the appropriate exchange for matching. We also facilitate confirmation and settlement of our customers’ derivatives transactions and ensure that our customers have the appropriate collateral in their accounts to support their derivatives positions. We conduct these activities in our capacity as a regulated Futures Commission Merchant.

Prime Brokerage/Capital Markets

We offer prime brokerage services, including execution, clearing, securities financing, securities lending, custody and trade processing. We provide these prime brokerage services primarily in the U.S. Treasury securities, non-dollar fixed income and foreign exchange markets. To the extent the products for which we provide brokerage services do not trade on regulated exchanges, we broker these transactions as a principal. Our customers include hedge funds and other financial institutions.

Our Executive Offices

We are a Delaware corporation. Our principal executive offices are located at One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281, and our telephone number is (212) 693-7000. We also have a website located at www.refco.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Presented below are all the risks that management deems material to an investment in our common stock. You should carefully consider the risks described below, together with the other information contained in this prospectus, before making an investment decision. As a result of any of these risks our business, results of operations or financial condition may be adversely affected, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Company

Changes in domestic and international market factors that reduce trading volumes or interest rates could significantly harm our business.

We generate revenues primarily from transaction fees we earn from executing and clearing customer orders and from interest income we earn on cash balances in our customers’ accounts and from providing secured financing through repurchase transactions. These revenue sources are substantially dependent on customer trading volumes and interest rates. We are, in particular, affected by our customers’ trading volumes and their demand for particular derivatives products, such as foreign exchange, interest rate, equity and fixed income futures and options. The volume of transactions our customers conduct with us and interest rates are directly affected by domestic and international market factors that are beyond our control, including:

•       economic, political and market conditions;

•       broad trends in industry and finance;

•       changes in levels of trading activity in the broader marketplace;

•       price levels and price volatility in the derivatives, fixed income, equity, foreign exchange and commodity markets;

•       legislative and regulatory changes;

•       the actions of our competitors;

•       changes in government monetary policies;

•       foreign exchange rates; and

•       inflation.

Any one or more of these factors, or others, may contribute to reduced trading volumes or changes in interest rates. Any material decrease in trading volume in the securities markets in general, or the derivatives, fixed income and foreign exchange markets in particular, or any decline in prevailing interest rates would have a material adverse effect on our business, financial condition and operating results. By way of example, during the second quarter of fiscal year 2005, the seasonal decrease in exchange-traded derivative volumes in Europe (Eurex) and Chicago (the Chicago Mercantile Exchange), exacerbated by historically low levels of volatility in underlying equity and fixed income markets, resulted in a decrease of 5.0% in our transaction volume and a decrease of 7.3% in Derivatives Brokerage & Clearing revenues for the quarter ended August 31, 2004 as compared with the quarter ended May 31, 2004.

We face intense competition from other companies, and if we are not able to successfully compete with them, our business may be harmed.

The derivatives, securities and financial services industries are highly competitive, and we expect that competition will intensify in the future. We have numerous current and prospective competitors, both domestically and internationally. Our primary competitors include both large, diversified financial institutions, such as major commercial and investment banks and independent Futures Commission Merchants, foreign broker-dealers and other specialty broker-dealers. Many of our competitors and potential competitors have larger customer bases, more established name recognition and greater financial, marketing, technological and personnel resources than we do. These resources may enable them to, among other things:

•       develop services similar to ours or new services that are preferred by our customers;

•       provide access to trading in products or a range of products that we do not offer;

•       provide better execution and clearing and lower transaction costs;

•       offer better, faster and more reliable technology;

•       take greater advantage of new or existing acquisitions, alliances and other opportunities;

•       more effectively market, promote and sell their services; and

•       better leverage their relationships with their customers.

In addition, new or existing competitors could gain access to trading markets in which we currently enjoy a competitive advantage. For example, if additional competitors gained access to the interdealer broker market, it could adversely affect our advantage in providing trading access to the U.S. Treasury securities market. Other market participants, such as the exchanges, may expand their services and begin competing with us more directly. Even if new or existing competitors do not significantly erode our market share, they may offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive, which could have a material adverse effect on our profitability. If we fail to compete effectively, our business, financial condition and operating results could be materially harmed.

Our business could be adversely affected if we are unable to retain our existing customers or attract new customers.

The success of our business depends, in part, on our ability to maintain and increase our customer base. Customers in our market are sensitive to, among other things, the costs of using our services, the quality of the services we offer, the speed and reliability of order execution and the breadth of our service offerings and the products and markets to which we offer access. We may not be able to continue to offer the pricing, service, speed and reliability of order execution or the service, product and market breadth that customers desire. In addition, our existing customers are not obligated to use our services and can switch providers of execution and clearing services or decrease their trading activity conducted through us at any time. As a result, we may fail to retain existing customers or be unable to attract new customers. Our failure to maintain or attract customers could have a material adverse effect on our business, financial condition and operating results.

We rely on relationships with our introducing brokers for obtaining some of our customers. The failure to maintain these relationships could adversely affect our business.

We have relationships with introducing brokers who assist us in establishing new customer relationships and provide marketing and customer service functions for some of our customers. These introducing brokers receive compensation for introducing customers to us. Many of our relationships with introducing brokers are non-exclusive or may be cancelled on relatively short notice. In addition, our introducing brokers have no obligation to provide new customer relationships or minimum levels of transaction volume. Our failure to maintain these relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain customer relationships would result in a loss of revenues, which could adversely affect our business.

Our business operations could be significantly disrupted if we lost the services of our President and Chief Executive Officer.

Our future success depends to a significant degree upon the continued contributions of our management team, particularly our President and Chief Executive Officer, Phillip Bennett. Mr. Bennett may voluntarily terminate his employment with us at any time. The loss of the services of Mr. Bennett could adversely affect our ability to manage our business effectively or execute our business strategy. None of our agreements governing our debt instruments or other contracts includes a provision requiring the continued service of any key employee, and we do not maintain key man life insurance policies on any of our executive officers, including Mr. Bennett. See “Management—Directors and Executive Officers.”

We may not be able to attract and retain the highly skilled employees we need to support our business.

Our future success also depends upon the efforts of our qualified and highly trained sales personnel and upon our ability to recruit and retain highly skilled and often specialized personnel, particularly in light of the rapid pace of technological advances. The level of competition in our industry for individuals with this level of experience or these skills is intense. If we are not able to attract and retain highly skilled employees, it could have a material adverse effect on our business, financial condition and operating results.

We may not effectively manage our growth, which could materially harm our business.

The growth of our business has placed and may continue to place a significant strain on our management, personnel, systems and resources. We must continue to improve our operational and financial systems and managerial controls and procedures, and we will need to continue to expand, train and manage our technology workforce. We must also maintain close coordination among our technology, compliance, risk management, accounting, finance, marketing and sales organizations. We may not manage our growth effectively. If we fail to do so, our business could be materially harmed.

If we continue to grow, we may be required to increase our investment in facilities, personnel and financial and management systems and controls. Continued growth may also require expansion of our procedures for monitoring and assuring our compliance with applicable regulations and that we recruit, integrate, train and manage a growing employee base. The expansion of our existing businesses, our expansion into new businesses and the resulting growth of our employee base increase our need for internal audit and monitoring processes that are more extensive and broader in scope than those we have historically required. We may not be successful in implementing all of the processes that are necessary. Further, unless our growth results in an increase in our revenues that is proportionate to the increase in our costs associated with this growth, our operating margins and profitability will be adversely affected.

Our operations expose us to significant customer and counterparty credit risks.

Customers and counterparties that owe us money, securities or other assets may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. As a clearing broker, we act on behalf of our customers for all trades consummated both on exchanges and in over-the-counter markets. Accordingly, we are responsible for our customers’ obligations with respect to these transactions, which exposes us to significant credit risk. A substantial part of our working capital is at risk if customers default on their obligations to us and their account balances and security deposits are insufficient to meet all of their obligations. As of May 31, 2005, February 28, 2005 and February 29, 2004, our reserve against receivables from customers was $62.1 million, $61.2 million and $65.2 million, respectively. Although we regularly review credit exposures to specific customers and counterparties to address present credit concerns, default risk may arise from events or circumstances that are difficult to detect or foresee. In addition, concerns about, or a default by, one institution could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us. We may be materially and adversely affected in the event of a significant default by our customers and counterparties.

We are subject to an SEC investigation, which could adversely affect our business.

On May 16, 2005 we announced that our subsidiary, Refco Securities, LLC (“Refco Securities”), had received a “Wells Notice” from the SEC arising out of an investigation into short sales of the stock of Sedona Corporation. The Wells Notice stated that the SEC staff intends to recommend that a civil enforcement action be brought against Refco Securities, alleging violations of Section 17(a) of the Securities Act of 1933, as amended, Sections 10(b) and 17(a) of the Exchange Act of 1934, as amended, and Rules l0b-5, l7a-3 and 17a-4 thereunder, Section 220.8 of Regulation T, Conduct Rule 3370 of the National Association of Securities Dealers, Inc., aiding and abetting violations of Section 15(a) of the Exchange Act of 1934, as amended, and failure to comply with a prior SEC cease and desist order and the Section 21(a) order from the SEC. We are in active discussions with the SEC to resolve the matters raised in the investigation and believe that we are near a resolution on all material issues. This settlement likely will involve an injunction against future violations of certain provisions, including anti-fraud provisions, of the federal securities laws, an order to comply with the prior cease and desist order and the Section 21(a) order, an administrative censure, payment of a substantial civil penalty and retention of an independent consultant to review and make recommendations with respect to various business practices and procedures. We have recorded a reserve of $5.0 million for this potential settlement.

Santo C. Maggio, the President and Chief Executive Officer of Refco Securities, also has been in negotiations with the SEC staff, and likewise is near a resolution of certain supervisory matters raised in the investigation. Mr. Maggio, as part of such resolution, is prepared to accept the entry of an administrative order suspending him for a year from any supervisory duties. While complying with the restrictions of such supervisory suspension, Mr. Maggio would continue to work for us and Refco Securities in his current capacities.

Although we are working to finalize the terms of these settlements in a formal offer of settlement, we believe that the settlements as described above are highly likely and that the SEC staff would recommend such settlements to the SEC Commissioners, whose approval is required. However, we may not reach such settlements with the SEC staff on these terms, or at all or, even if we do, the SEC Commissioners may not approve such settlements. The terms of any final settlements approved by the SEC Commissioners, or any resolution of these matters if we or Mr. Maggio are unable to reach a settlement with the SEC, may be materially less favorable than the settlements described above and could have a material adverse effect on our business.

In October 2003, we received a subpoena from the U.S. Attorney’s Office for the Southern District of New York, which called for the production of documents we had produced to the SEC. In addition to producing documents in response to the foregoing subpoenas, we have made our employees available to testify before the SEC and to be interviewed by the U.S. Attorneys’ office. Refco Securities, LLC has been advised orally that neither it nor Mr. Maggio is currently the subject of the U.S. Attorneys’ investigation.

Our compliance and risk management methods might not be effective, which could increase the risk that we are subject to regulatory action or litigation or otherwise negatively impact our business.

Our ability to comply with applicable laws, rules and regulations is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. If we fail to effectively establish and maintain such compliance and reporting systems or fail to attract and retain personnel who are capable of designing and operating such systems, it will increase the likelihood that we will become subject to legal and regulatory infractions, including civil litigation and investigations by regulatory agencies.

For us to avoid a number of risks inherent in our business, it is necessary for us to have polices and procedures that identify, monitor and manage our risk exposure. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. Such policies may not be fully effective. Some of our risk management policies and procedures depend upon evaluation of information regarding markets, customers or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly evaluated. Further, our risk management policies and procedures rely on a combination of technical and human controls and supervision, which are subject to error and failure. Some of our risk management policies and procedures are based on internally developed controls and observed historical market behavior and also involve reliance on industry standard practices. These policies and procedures may not adequately prevent future losses, particularly as they relate to extreme market movements, which may be significantly greater than comparable historical movements. While we have no reason to believe that our policies and procedures will not continue to be effective, they may not always be effective in the future, and we may not always be successful in monitoring or evaluating the risks to which we are or may be exposed. If our risk management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results.

Failure to timely complete the acquisition of Cargill Investor Services’ global brokerage operations could require us to revise our business plan.

Although we expect to complete our acquisition of Cargill Investor Services’ global brokerage operations in the next two months, the acquisition is subject to receipt of regulatory approvals and other closing conditions, including the receipt of audited financial statements for the acquired business that are consistent with the preliminary financial statements for the acquired business provided to us by the seller. Our failure to complete the acquisition on the expected schedule, or at all, could require us to revise our business plan and could otherwise have a material adverse effect on our business and on the trading price of our common stock.

Our acquisition, joint venture and investment strategies and any other new business initiatives we undertake involve risks, and if we are unable to manage these risks effectively, our business will be materially harmed.

In the past, we have expanded our business through acquisitions, and to achieve our strategic objectives in the future, we may seek to acquire other companies, businesses or technologies. Acquisitions entail numerous risks, including the following:

•       difficulties in the integration of acquired operations, personnel or technologies;

•       diversion of management’s attention from other business concerns;

•       assumption of unknown material liabilities or regulatory non-compliance issues;

•       failure to achieve financial or operating objectives with respect to an acquired company, business or technology;

•       amortization of acquired intangible assets, which would reduce future reported earnings; and

•       potential loss of customers or key employees of acquired companies.

Failure to manage our acquisitions to avoid these risks could have a material adverse effect on our business, financial condition and operating results. We have completed 16 acquisitions since 1999. If we continue to undertake acquisitions with a similar or greater frequency, these risks could be magnified and our personnel and other resources could become subject to additional strain.

We also may seek to expand or enhance our operations by forming joint ventures, making other investments or undertaking other business initiatives and entering new lines of businesses. Entering into joint ventures also entails risks, including difficulties in developing and expanding the business of newly formed joint ventures, exercising influence over the activities of joint ventures in which we do not have a controlling interest and potential conflicts with our joint venture partners. Other investments and business initiatives may also involve risks, including but not limited to loss of investment. Any acquisition, joint venture, investment or other business initiative that we have or may enter into may not be successful. Unsuccessful joint ventures, investments and other business initiatives could harm our business, financial condition and operating results.

Our international operations involve special challenges that we may not be able to meet, which could adversely affect our financial results.

We currently conduct international operations and plan to expand those operations. There are a number of risks inherent in doing business in international markets, particularly in the derivatives, fixed income and foreign exchange markets, which are heavily regulated in many jurisdictions outside the United States. These risks include:

•       less developed technological infrastructures and generally higher costs, which could result in lower customer acceptance of our services or customers having difficulty accessing our products and services;

•       the inability to manage and coordinate the various regulatory requirements of multiple jurisdictions that are constantly evolving and subject to unexpected change;

•       difficulties in staffing and managing foreign operations;

•       fluctuations in currency exchange rates; and

•       potentially adverse tax consequences.

Our operations in some less developed countries are also subject to the political, legal and economic risks associated with politically unstable and less developed regions of the world, including the risk of war and other international conflicts and actions by governmental authorities, insurgent groups, terrorists and others. Specifically, we conduct business in countries whose currencies may be unstable. Future instability in such currencies or the imposition of governmental or regulatory restrictions on such currencies could impede our foreign exchange business and our ability to collect on collateral held in such currencies.

Although our revenues are denominated predominantly in U.S. dollars, we generally invest in assets that match the currency in which we expect the related liabilities to be paid. Members’ equity held in local business units is kept primarily in local currencies to the extent that members’ equity is required to satisfy regulatory and self-imposed capital requirements. This may adversely affect our reported combined members’ equity when translated into U.S. dollars at the applicable exchange rate. The volatility of currency exchange rates may materially adversely affect our operating results.

In addition, we are required to comply with the laws and regulations of foreign governmental and regulatory authorities of each country in which we conduct business. These may include laws, rules and regulations, including registration requirements relating to many aspects of the derivatives, fixed income and foreign exchange markets. Our compliance with these laws and regulations may be difficult and time consuming and may require significant expenditures and personnel requirements, and our failure to be in compliance would subject us to legal and regulatory liabilities. We have customers in numerous countries around the world in which we are not registered. As a result, we may become subject to the regulatory requirements of those countries. We may also experience difficulty in managing our international operations because of, among other things, competitive conditions overseas, management of foreign exchange risk, established domestic markets, language and cultural differences and economic or political instability. Any of these factors could have a material adverse effect on the success of our international operations or limit our ability to grow our international operations and, consequently, on our business, financial condition and operating results.

Our operating results are subject to significant fluctuations due to seasonality. As a result, you should not rely on our operating results in any particular period as an indication of our future performance.

Our business experiences seasonal fluctuations. Financial markets often experience reduced trading activity during summer months and in the last fiscal quarter as a result of holidays. Traditional commodity derivatives, such as energy, will reflect changing supply/demand factors related to heating/cooling seasons. As a result of these factors, we may experience relatively higher trading volume and thus revenue during our first and third fiscal quarters and lower trading volume in our second fiscal quarter.

If we experience systems failures or capacity constraints, our ability to conduct our operations would be materially harmed.

We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We receive and process a large portion of our trade orders through electronic means, such as through public and private communications networks. These computer and communications systems and networks are subject to performance degradation or failure from any number of reasons, including loss of power, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism, customer error or misuse, lack of proper maintenance or monitoring and similar events. During the terrorist attacks on the World Trade Center on September 11, 2001, we lost access to a significant portion of our communications and computer networks. Although the disruption of our operations as a result of this event was not material, future occurrences of any of the events listed above, or of any other events, could result in the material degradation or failure of our computer and communications systems and networks.

If such a degradation or failure were to occur, it could cause any number of results, including:

•       unanticipated disruptions in service to our customers;

•       slower response times;

•       delays in our customers’ trade execution;

•       failed settlement of trades; and

•       incomplete or inaccurate accounting, recording or processing of trades.

Further, any of our redundant systems or disaster recovery plans may not have been implemented properly, and these systems and plans or our personnel may not be adequate to correct or mitigate any of the above events. In addition, any redundant systems, disaster recovery plans or personnel of our third-party service providers may not be adequate to correct or mitigate any of the above events or be implemented properly. The occurrence of degradation or failure of the communications and computer systems on which we rely may lead to financial losses, litigation or arbitration claims filed by or on behalf of our customers and regulatory investigations and sanctions, including by the Securities and Exchange Commission and the Commodity Futures Trading Commission, which require that our trade execution and communications systems be able to handle anticipated present and future peak trading volumes. Any such degradation or failure could also have a negative effect on our reputation, which in turn could cause us to lose existing customers to our competitors or make it more difficult for us to attract new customers in the future. Further, any financial loss that we suffer as a result of such degradations or failures could be magnified by price movements of contracts involved in transactions impacted by the degradation or failure, and we may be unable to take corrective action to mitigate any losses we suffer.

If we fail to maintain our computer and communications systems and networks properly or to upgrade and expand such systems and networks in response to technological change, our business will be materially harmed.

We need to properly maintain the computer and communications systems and networks that we currently own and operate. We internally support and maintain many of our existing systems and networks, including those that are critical to our derivatives clearing operations. Our failure to adequately maintain these systems and networks could have a material effect on the performance and reliability of such systems and networks, which in turn could materially harm our business.

Further, the markets in which we compete are characterized by rapidly changing technology, evolving customer demand and uses of our services and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our future success will depend in part on our ability to anticipate and adapt to technological advancements, evolving customer demands and changing standards in a timely, cost-efficient and competitive manner and to upgrade and expand our systems accordingly. Any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures. We may not have sufficient funds to adequately update and expand our networks, and any upgrade or expansion attempts may not be successful and accepted by the marketplace and our customers. Our failure to adequately update and expand our systems and networks or to adapt our systems and technology to evolving customer demands or emerging industry standards would have a material adverse effect on our business.

We depend on third-party suppliers for a number of services, which are important to our business.

We depend on a number of suppliers, such as banking, clearing and settlement organizations, telephone companies, online service providers, data processors and software and hardware vendors for elements of our trading, clearing and other systems, as well as communications and networking equipment, computer hardware and software and related support and maintenance. These providers may not be able to continue to provide these services in an efficient, cost-effective manner or be able to adequately expand their services to meet our needs. In addition, our agreements with these providers come up for renewal or may be terminated from time to time. In such an event, we may be required to renegotiate the terms of an agreement on terms that are not as favorable as under the existing agreement, or we may be required to find a replacement supplier. An interruption in or the cessation of service by any service provider and our inability to make alternative arrangements on favorable terms, in a timely manner or at all, could have a material adverse effect on our business, financial condition and operating results.

Our networks and those of our third-party service providers may be vulnerable to security risks, including our inadvertent dissemination of non-public information, which could result in the wrongful use of our or our customers’ information, interruptions or malfunctions in our operations or damage to our reputation.

The secure transmission of confidential information over public networks is a critical element of our operations. Our networks, including our online trading platforms, and those of our third-party service providers, the exchanges and counterparties with whom we trade and our customers may be vulnerable to unauthorized access, computer viruses and other security problems, including our inadvertent dissemination of non-public information. Persons who circumvent security measures or gain access to customer information could wrongfully use our or our customers’ information or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. Additionally, our reputation could be damaged. If an actual, threatened or perceived breach of our or our security providers’ security were to occur, or if we were to inadvertently release confidential customer information, the market perception of the effectiveness of our security measures could be harmed and could cause customers to reduce or stop their use of our services, including our online trading platforms. We or our service providers may be required to expend significant resources to protect against the threat of any such security breaches or to alleviate problems, including reputational harm and litigation, caused by any breaches. Any security measures implemented by us or our service providers may prove to be inadequate and could result in incidental system failures and delays that could lower trading volumes and have an adverse effect on our business, financial condition and operating results.

We may be unable to protect our intellectual property rights or technology effectively, which would allow competitors to duplicate or replicate our technology and could adversely affect our ability to compete.

Intellectual property is important to our success and ability to compete, and if we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology. We rely primarily on a combination of copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements, third-party nondisclosure and other agreements and other contractual provisions and technical measures to protect our intellectual property rights. We attempt to negotiate beneficial intellectual property ownership provisions in our contracts and also require employees, consultants, advisors and collaborators to enter into confidentiality agreements in an effort to protect the confidentiality of our proprietary information. However, laws and our actual contractual terms may not be sufficient to protect our technology from use or theft by third parties. For instance, a third party might reverse engineer or otherwise obtain and use our technology without our permission and without our knowledge, thereby infringing our rights and allowing competitors to duplicate or replicate our products. Furthermore, these protections may not be adequate to prevent our competitors from independently developing technologies that are substantially equivalent or superior to our technology.

We may have legal or contractual rights that we could assert against illegal use of our intellectual property rights, but lawsuits claiming infringement or misappropriation are complex and expensive, and the outcome would not be certain. In addition, the laws of some countries in which we now or may in the future operate may not protect intellectual property rights to the same extent as the laws of the United States.

Defending against intellectual property infringement and related claims could be expensive and disruptive to our business. If we are found to infringe the proprietary rights of others, we could be required to redesign our services, pay royalties or enter into license agreements with third parties.

Claims that we misuse the intellectual property of others could subject us to litigation and significant liability and disrupt our business.

There is frequent litigation based on allegations of infringement or other violations of intellectual property rights related to the development or use of technology, including suits in our industry. As the number of participants in our market increases and the number of patents and other intellectual property registrations increase, the possibility of an intellectual property claim against us grows. We have been sued on intellectual property grounds in the past and are currently the subject of a patent infringement lawsuit by Trading Technologies International, Inc. A third party may assert in the future that our technology or the manner in which we operate our business violates its intellectual property rights. From time to time, in the ordinary course of business, we may become subject to legal proceedings and claims relating to the intellectual property rights of others, and we expect that third parties may assert intellectual property claims against us, particularly as we expand the complexity and scope of our business, the number of electronic trading platforms increases and the functionality of these platforms further overlap. For example, third parties may assert infringement claims against us in the future with respect to our electronic trading platforms or any of our other current or future services. Any claims, whether with or without merit, could:

•       be expensive and time consuming to defend;

•       prevent us from operating our business, or portions of our business;

•       cause us to cease developing, licensing or using all or any part of our electronic trading platform that incorporate the challenged intellectual property;

•       require us to redesign our products or services, which may not be feasible;

•       result in significant monetary liability;

•       divert management’s attention and resources; and

•       require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies, which may not be possible on commercially reasonable terms.

Any of these events could have a material adverse effect on our business, financial condition and operating results.

We operate in a heavily regulated environment that imposes significant costs and compliance requirements on us. The failure to comply with the regulations to which we are subject could subject us to sanctions.

We are extensively regulated by the Commodity Futures Trading Commission; the SEC; the National Association of Securities Dealers, our designated self-regulatory organization with respect to our registration as a broker-dealer; the Chicago Mercantile Exchange, our designated self-regulatory organization with respect to our registration as a Futures Commission Merchant; the National Futures Association; other exchanges of which we are a member; state regulatory agencies; and other domestic and foreign clearing organizations. If we fail to comply with applicable laws, rules or regulations, we may be subject to criminal conviction, increased reporting requirements, censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including revocation of our operating licenses.

The organizations and agencies that regulate us have broad powers to investigate and enforce compliance and punish non-compliance with their rules and regulations. Neither we nor our managers, officers and employees may be able to fully comply with these rules and regulations, and we may be subject to claims or actions by these organizations and agencies, which could adversely affect our business.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.

The legislative and regulatory environment in which we operate has undergone significant change in the past and may undergo significant change again in the future. The federal government, the Commodity Futures Trading Commission, the SEC, the National Association of Securities Dealers, the Chicago Mercantile Exchange, the National Futures Association or other U.S. or foreign governmental authorities continuously review legislative and regulatory initiatives and may adopt new or revised laws and regulations. These legislative and regulatory initiatives may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

In addition, we use the Internet as the distribution channel to provide services to our customers. A number of regulatory agencies have recently adopted regulations regarding customer privacy and the use of customer information by service providers. Additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the pricing, taxation, content and quality of products and services delivered over the Internet. Complying with these laws and regulations is expensive and time consuming and could limit our ability to use the Internet as a distribution channel, which could adversely affect our business.

Our auditors reported to us that, at February 28, 2005, there were two significant deficiencies in our internal controls over financial reporting.

In connection with their audit of our most recently audited financial statements, our independent auditors reported to us that we had two significant deficiencies in our internal controls over financial reporting. Under standards established by the Public Company Accounting Oversight Board, a “significant deficiency” is defined as a deficiency that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. One significant deficiency was determined to exist based on the need to increase our existing finance department resources to be able to prepare financial statements that are fully compliant with all SEC reporting guidelines on a timely basis. The second significant deficiency was determined to exist based on our lack of formalized procedures for closing our books. Currently we utilize the services of an outside service provider to assist in our financial reporting process. We are in the process of enhancing our financial reporting capability by hiring additional internal audit and finance personnel and developing formalized closing procedures, including through the implementation of software upgrades throughout our operations. Although these measures are designed to address the issues raised by our independent auditors, these and any future measures may not enable us to remedy these significant deficiencies or avoid other significant deficiencies in the future. In addition, these and any other significant deficiencies will need to be addressed as part of the evaluation of our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and may impair our ability to comply with Section 404. See “—We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.”

We will become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy. Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

We have historically operated our business as a private company. Following the effectiveness of our registration statement filed with the SEC regarding our senior subordinated notes, we became obligated to file with the SEC annual and quarterly information and other reports that are specified in Sections 13 and 15(d) of the Exchange Act, and we are required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. Following completion of our initial public offering, we also became a subject to other new financial and other reporting and corporate governance requirements, including the requirements of the New York Stock Exchange and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated thereunder, which impose significant compliance obligations upon us. In particular, we are required to:

•       create or expand the roles and duties of our board of directors, our board committees and management;

•       institute a more comprehensive compliance function;

•       supplement our internal accounting function, including hiring a chief accounting officer, additional controllers and other staff with expertise in accounting and financial reporting for a public company, as well as enhance and formalize closing procedures at the end of our accounting periods;

•       prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•       involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•       establish an internal audit function;

•       enhance our investor relations function; and

•       establish new internal policies, such as those relating to disclosure controls and procedures and insider trading.

These obligations require a significant commitment of additional resources. We may not be successful in implementing these requirements and implementing them could adversely affect our business or operating results. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our operating results on a timely and accurate basis could be impaired.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and NYSE rules are creating uncertainty for public companies. We are presently evaluating and monitoring developments with respect to new rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of those costs. These new or changed laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, which could adversely affect our business.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Thomas H. Lee Partners, L.P. and Phillip Bennett, our President and Chief Executive Officer, control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by an individual, a group, or another company is a “controlled company” and may elect not to comply with certain NYSE corporate governance requirements, as applicable, including (1) the requirement that a majority of our board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We avail ourselves of these exemptions. As a result, we do not have a majority of independent directors and our nominating and corporate governance committee and our compensation committee do not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

We will be exposed to risks relating to the evaluation of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.

We are in the process of evaluating, testing and implementing internal controls over financial reporting to enable management to report on, and our independent registered accounting firm to attest to, such internal controls as required by Section 404 of the Sarbanes-Oxley Act of 2002. While we anticipate being compliant with the requirements of Section 404 by our February 28, 2007 deadline, we cannot be certain as to the timing of the completion of our evaluation, testing and remediation actions or the impact of the same on our operations. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that will, or are reasonably likely to, materially affect internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we are not able to implement the requirements of Section 404 in a timely manner or with adequate compliance, we may be subject to investigation and sanctions by regulatory authorities, such as the SEC and the NYSE. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal controls and hiring additional personnel. Any such actions could negatively affect our results of operations.

We are subject to significant litigation risk, which could adversely affect our business.

Many aspects of our business involve substantial liability risks, and we could be exposed to substantial liability under federal and state laws and court decisions, as well as regulatory action by the SEC, the Commodity Futures Trading Commission and other regulatory organizations. These risks include, among others, potential civil litigation triggered by regulatory investigations, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary losses to a customer, that we entered into an unauthorized transaction or that we provided materially false or misleading statements in connection with a transaction. The volume of claims and the amount of damages claimed in litigation and regulatory proceedings against financial intermediaries have been increasing. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud. These risks also include potential liability from disputes over the exercise of our rights with respect to customer accounts and collateral. Although our customer agreements generally provide that we may exercise such rights with respect to customer accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights has at times led to claims by customers that we have exercised these rights improperly. For example, we are currently the subject of a lawsuit brought by a customer who has alleged that we improperly liquidated its position in connection with a margin call. See “Business—Legal Proceedings—Tradewinds.” Even if we prevail in this or other cases or claims, we could incur significant legal expenses defending the cases or claims, even those without merit. An adverse resolution of any future cases or claims against us could have a material adverse effect on our reputation, financial condition or operating results.

We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Misconduct by our employees or introducing brokers could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of customers, improper use of confidential information or use of improper marketing materials. For example, during the mid-1990s, one of our brokers engaged in conduct that was violative of regulations of the Commodity Futures Trading Commission and the Chicago Board of Trade. This conduct resulted in awards and settlements of private arbitrations in 2001 of approximately $42 million and the payment by us of an aggregate $7.0 million in fines to the Commodity Futures Trading Commission and the Chicago Board of Trade in 1999. Employee or introducing broker misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. It is not always possible to deter employee or introducing broker misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees or introducing brokers also may commit errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions. We have been subject to claims by our customers relating to errors committed by our employees. Employee, broker or introducing broker misconduct or errors could subject us to financial losses or regulatory sanctions and seriously harm our reputation and could adversely affect our business, financial condition and operating results.

Our business may be adversely affected if our reputation is harmed.

Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged. If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, our reputation may be harmed, which could harm our business prospects. These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, sales and trading practices, and the proper identification of the legal, reputational, credit, liquidity and market risks inherent in our business. Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines and penalties.

Procedures and requirements of the PATRIOT Act may expose us to significant costs or penalties.

As participants in the financial services industry, our subsidiaries are subject to laws and regulations, including the PATRIOT Act of 2001, which require that they know certain information about their customers and monitor transactions for suspicious financial activities. The cost of complying with the PATRIOT Act and related laws and regulations is significant. As an online broker with customers worldwide, we may face particular difficulties in identifying our international customers, gathering the required information about them and monitoring their activities. We face risks that our policies, procedures, technology and personnel directed toward complying with the PATRIOT Act are insufficient and that we could be subject to significant criminal and civil penalties due to noncompliance. Such penalties could have a material adverse effect on our business, financial condition and operating results.

If we do not maintain the capital levels required by regulations, we may be fined or barred from conducting business.

The SEC, National Association of Securities Dealers, Commodity Futures Trading Commission and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and Futures Commission Merchants. Our failure to maintain the required net capital could result in suspension or revocation of our registration by the SEC or the Commodity Futures Trading Commission and our suspension or expulsion by the National Association of Securities Dealers or other U.S. and international regulatory bodies and could ultimately lead to our liquidation or the liquidation of one of our subsidiaries. If net capital rules are changed or expanded, or if we incur an unusually large charge against net capital, our operations that require an intensive use of capital could be limited. Such operations may include dealing activities, marketing and the financing of customer account balances. See “Business—Regulation” for more information on the minimum net capital requirements for our domestic broker-dealer and Futures Commission Merchant subsidiaries.

We require a significant amount of liquidity.

Ready access to cash is essential to our business. Our liquidity could be impaired by an inability to access lines of credit, an inability to access funds from our subsidiaries or an inability to liquidate customer positions or otherwise sell assets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption or an operational problem that affects third parties or us. Further, our ability to liquidate customer positions or otherwise sell assets may be impaired if other market participants are seeking to sell similar assets at the same time. Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets or trigger our obligations under certain bilateral provisions in some of our trading and collateralized financing contracts. Under such contracts, counterparties could terminate contracts with us or require us to post additional collateral. Termination of our trading and collateralized financing contracts could cause us to sustain losses and impair our liquidity by requiring us to find other sources of financing or to make significant cash payments or securities movements. The occurrence of any of the foregoing events could have a material adverse effect on our financial condition or results of operations.

We have recorded a significant amount of intangible assets, which may never generate the returns we expect.

Our acquisitions and the THL Transactions have resulted in significant amounts of goodwill and identifiable intangible assets. Goodwill relates to the excess of cost over the fair value of the net assets of the businesses acquired by us. As of May 31, 2005, we had approximately $744.1 million of goodwill and approximately $595.9 million of identifiable intangible assets.

Goodwill and identifiable intangible assets are recorded at fair value on the date of acquisition, and under Financial Accounting Standards Board Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite lived intangibles are reviewed at least annually for impairment. Finite lived intangibles are reviewed for impairment whenever events or changes in circumstances indicate carrying amounts may not be recoverable. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be written off. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

Risks Related to Our Substantial Indebtedness

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and prevent us from fulfilling our obligations under our indebtedness.

We have a significant amount of indebtedness. As of May 31, 2005, after giving effect to the completion of our initial public offering and application of the net proceeds therefrom, we would have had total debt of approximately $1,034.0 million outstanding. Based on that level of indebtedness and interest rates applicable at May 31, 2005, our annual interest expense would have been $67.9 million. As a financial institution, our cash flows are complex and interrelated and highly dependent upon our operating performance, levels of customer activity and secured financing activities. Our cash flows used in operating activities were $96.4 million and $265.2 million for the three months ended May 31, 2005 and May 31, 2004, respectively. Our cash flows from operations were $528.9 million and $391.2 million for the period from March 1, 2004 through August 5, 2004 and the period from August 6, 2004 through February 28, 2005, respectively, as compared to $727.9 million for the year ended February 29, 2004, as earnings and operating assets and liabilities exceeded cash and cash equivalents utilized in investing and financing activities. Although we believe that our current cash flows are sufficient to cover our annual interest expense for the foreseeable future, any increase in the amount of our debt or any decline in the amount of cash available to make interest payments could require us to divert funds identified for other purposes for debt service and impair our liquidity position.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other significant consequences. For example, it could:

•       increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•       require us to dedicate a substantial portion, if not all, of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to pay dividends or fund working capital, capital expenditures and other general corporate expenditures;

•       limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•       place us at a competitive disadvantage compared to competitors that have less debt;

•       limit our ability to raise additional financing on satisfactory terms or at all; and

•       adversely impact our ability to comply with the financial and other restrictive covenants in the agreements governing our debt instruments, which could result in an event of default under such agreements.

Increases in interest rates could increase interest payable under our variable rate indebtedness.

We are subject to interest rate risk in connection with our variable rate indebtedness. Interest rate changes could increase the amount of our interest payments and thus negatively impact our future earnings and cash flows. We currently estimate that our annual interest expense on our floating rate indebtedness would increase by $6.4 million for each increase in interest rates of 1%. If we do not have sufficient earnings, we may be required to refinance all or part of our existing debt, sell assets, borrow more money or sell more securities, none of which we can guarantee we will be able to do.

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the agreements governing our debt instruments contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, we have up to $75.0 million of borrowings available under our revolving credit facility and have the ability to increase the aggregate amount of our term loan under our senior credit facilities by up to $200.0 million without the consent of any person other than the institutions agreeing to provide all or any portion of such increase. If we incur additional debt above the levels currently in effect, the risks associated with our substantial leverage would increase.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund our operations will depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Specific events that might adversely affect our cash flow include: a default by a customer in the payment of a large margin call; losses incurred by the clearing houses of which we are a member, which could result in a capital call against us; a loss by us of any of the registrations or licenses required for us to conduct business; or a permanent decline in the level of customer business activity.

Our business may not generate sufficient cash flow from operations, and we may be unable to make future borrowings under our senior credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may not be able to effect any of these alternatives on commercially reasonable terms, or at all. In addition, the agreements governing our debt instruments may restrict us from adopting any of these alternatives. The implementation of these alternatives may adversely impact our business, financial condition and operating results.

We are a holding company with no business operations of our own and depend on our subsidiaries for cash.

We are a holding company with no significant business operations of our own. Our business operations are conducted through our subsidiaries. Dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to repay our indebtedness, fund operations and pay dividends to our stockholders is dependent on the earnings and the distributions of funds from our subsidiaries. The agreements governing our debt instruments significantly restrict our subsidiaries from paying dividends and otherwise transferring cash or other assets to us. In addition, some of our subsidiaries are subject to minimum regulatory capital requirements, which may limit their ability to pay dividends or distributions or make loans to us. Furthermore, our subsidiaries are permitted under the agreements governing our debt instruments to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us.

Restrictive covenants in the agreements governing our debt instruments may restrict our ability to pursue our business strategies.

The agreements governing our debt instruments contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to pursue our business strategies or engage in acts that may be in our best interests. Our senior credit facilities include covenants restricting, among other things, our ability to:

•       incur or guarantee additional debt;

•       incur liens;

•       make loans and investments;

•       make capital expenditures;

•       declare or pay dividends or redeem or repurchase capital stock;

•       engage in mergers, acquisitions and other business combinations;

•       prepay, redeem or purchase subordinated debt;

•       amend or otherwise alter terms of subordinated debt;

•       sell assets and engage in sale leaseback transactions;

•       transact with affiliates; and

•       alter the business that we conduct.

The indenture relating to our senior subordinated notes also contains numerous covenants including, among other things, restrictions on our ability to:

•       incur or guarantee additional indebtedness;

•       sell assets;

•       declare or pay dividends or make other equity distributions;

•       purchase or redeem capital stock;

•       make investments;

•       consolidate or merge with or into other companies;

•       engage in transactions with affiliates; and

•       alter the business that we conduct.

Our senior credit facilities also include financial covenants, including requirements that we maintain:

•       a minimum interest coverage ratio; and

•       a maximum leverage ratio.

These financial covenants will become more restrictive over time.

A breach of any covenant or the inability to comply with any required financial ratio contained in either of the agreements governing our debt instruments could result in a default under that agreement. If any such default occurs, the lenders under our senior credit facilities or the holders of our senior subordinated notes, as the case may be, may elect to declare all outstanding borrowings, together with accrued and unpaid interest and other amounts payable thereunder, to be immediately due and payable. In addition, a default under the indenture governing our senior subordinated notes would cause a default under our senior credit facilities, and the acceleration of debt under our senior credit facilities or the failure to pay that debt when due would cause a default under the indenture governing our senior subordinated notes. The lenders under our senior credit facilities also have the right upon an event of default thereunder to terminate any commitments they have to provide further borrowings. Further, following an event of default under our senior credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure that debt, which includes the available cash of our subsidiaries that guarantee our senior credit facilities, and they will also have the right to prevent us from making debt service payments on our senior subordinated notes. If the debt under our senior credit facilities or our senior subordinated notes were to be accelerated, our assets may not be sufficient to repay in full that debt or any other debt that may become due as a result of that acceleration, which could have a material adverse effect on the value of our common stock.

Risks Relating to Our Common Stock

Our quarterly revenues and operating results can fluctuate substantially and be difficult to forecast, and we may not be able to maintain historic growth rates.

Our quarterly revenues and operating results are difficult to forecast. We may experience substantial fluctuations in revenues and operating results from quarter to quarter. The reasons for these fluctuations may include, but are not limited to:

•       domestic and international market factors that impact trading volumes or market liquidity;

•       competition;

•       seasonal fluctuations in our business;

•       costs of compliance with regulatory requirements;

•       our relationships with our significant customers;

•       our relationships with introducing brokers;

•       changes in personnel and management;

•       credit risk;

•       costs associated with protecting our intellectual property and proprietary rights;

•       the timing of acquisitions;

•       changes in prevailing interest rates;

•       systems failures, capacity constraints or network problems;

•       general changes to the U.S. and global economies; and

•       political conditions or events.

Period-to-period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

Our business, revenue and net income have grown significantly over the last several years. From fiscal year 2000 through fiscal year 2005 our net revenue increased from $461.0 million to $1,331.9 million and our net income grew from $45.0 million to $176.3 million. We may not be able to maintain these historic growth rates in future periods. In addition, our revenues may not increase or be sustained in future periods, and we may not be profitable in any future period. Any shortfalls in revenues or net income, or decline in growth rates of revenues and net income, in any given period from levels expected by securities or industry analysts could have an immediate and significant adverse effect on the trading price of our common stock.

We expect that our stock price will fluctuate significantly, and you may not be able to resell your shares at or above the initial public offering price.

The trading price of our common stock is likely to be volatile and subject to wide price fluctuations in response to various factors, including:

•       market conditions in the broader stock market in general, or in the financial services industry in particular;

•       actual or anticipated fluctuations in our quarterly financial and operating results;

•       developments or disputes concerning our intellectual property or proprietary rights;

•       introduction of new services by us or our competitors;

•       issuance of new or changed securities analysts’ reports or recommendations;

•       additions or departures of key personnel;

•       regulatory developments;

•       litigation and governmental investigations; and

•       economic and political conditions or events.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

We are controlled by affiliates of Thomas H. Lee Partners, L.P. and Phillip Bennett, our President and Chief Executive Officer. Thomas H. Lee Partners, L.P. and its affiliates and co-investors and Phillip Bennett beneficially own or control approximately 42.7% and 33.8%, respectively, of our common stock as of August 11, 2005. Accordingly, Thomas H. Lee Partners, L.P. and its affiliates and co-investors and Phillip Bennett, acting as a group, will be able to control matters that require stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or other significant corporate transactions. Our controlling stockholders may have interests that differ from your interests and may vote in a way with which you may disagree and which may be adverse to your interests. Corporate action may be taken even if other stockholders, including those who purchase shares in this offering, oppose them. These stockholders may also delay or prevent a change of control of us, even if that a change of control would benefit our other stockholders, which could deprive our stockholders of the opportunity to receive a premium for their common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or reports about our business, if they change their recommendations regarding our stock adversely or if our operating results do not meet their expectations, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock or if our operating results do not meet their expectations, our stock price could decline.

Future sales of common stock may cause our stock price to fall.

After giving effect to our initial public offering, we have 127,500,000 shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option in the initial public offering. Of these shares of common stock, the 26,500,000 shares of common stock sold in the initial public offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, are freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144. The remaining shares of common stock held by our existing stockholders upon completion of our initial public offering, other than those subject to the underwriters’ over-allotment option to the extent it is exercised, will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration. In addition, following the offering, stockholders that collectively own 101,000,000 shares of our common stock will have registration rights with respect to their shares. After the lock-up agreements delivered to the underwriters by our executive officers, directors and substantially all of our stockholders expire or are terminated, all of our additional shares may be sold in the public market, subject to legal restrictions on transfer. At various times beginning approximately 180 days after the date of the prospectus for our initial public offering approximately 101,000,000 million shares will become available for sale pursuant to various exemptions from registration. Additionally, the underwriters may release all or a portion of these shares subject to lock-up agreements at any time prior to this 180th day. Furthermore, we may sell additional shares of common stock in subsequent public offerings. The market price of our common stock could decline as a result of any such sales or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

Provisions of our charter documents could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our stockholders, and could make it more difficult for you to change management.

Our certificate of incorporation and by-laws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. Specific provisions in our certificate of incorporation includes:

•       our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval;

•       advance notice requirements for stockholder proposals and nominations; and

•       limitations on convening stockholder meetings.

As a result of the provisions in our certificate of incorporation, the price investors may be willing to pay in the future for shares of our common stock may be limited. In addition, although we havel initially elected not to be subject to the provisions of Section 203 of the Delaware General Corporation Law, which is intended to prohibit or delay mergers or other takeover or change in control events, we could elect to be subject to Section 203 in the future.

We do not anticipate paying any cash dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to repay indebtedness and to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock (other than the dividend to be paid to our stockholders of record prior to our initial public offering with the proceeds from the issuance of shares following any exercise of the underwriters’ over-allotment option in the initial public offering). In addition, the terms of our existing debt agreements restrict our ability to pay dividends to our stockholders. As a result, capital appreciation in the price of our common stock, if any, will be your only source of gain on an investment in our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward-looking statements. These factors include, among others:

•       changes in domestic and international market conditions;

•       competition;

•       our ability to attract and retain customers;

•       our relationships with introducing brokers;

•       retention of our management team;

•       our ability to manage our growth or integrate future acquisitions;

•       our exposure to significant credit risks with respect to our customers;

•       international operations and expansion;

•       system failures;

•       the performance of third-party suppliers;

•       changes in regulations or exchange membership requirements;

•       the effectiveness of compliance and risk management methods;

•       potential litigation or investigations;

•       employee or introducing broker misconduct or errors;

•       reputational harm;

•       changes in capital requirements; and

•       the other factors described under “Risk Factors.”

There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares covered by this reoffer prospectus. The selling stockholders will pay any underwriting discounts, commissions and expenses for brokerage, or any other expenses they incur in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this reoffer prospectus.

SELLING STOCKHOLDERS

The selling stockholders currently own 4,015,860 of the 7,650,000 shares of our common stock registered under the registration statement of which this prospectus is a part. Offers and sales by the selling stockholders of these currently owned shares are covered by this prospectus. In addition, up to 3,634,140 shares of our common stock that we may issue in the future to participants in the Plan are being registered under the registration statement of which this prospectus is a part. Offers and sales by selling stockholders of any such shares issued in the future to participants in the Plan who are our “affiliates” (as such term is defined in Rule 405 under the Securities Act) are also covered by this prospectus.

The selling stockholders are our current and future officers, directors, employees and consultants who have received or will in the future receive shares of our common stock under the Plan. The selling stockholders may from time to time resell all, a portion, or none of the shares of our common stock covered by this prospectus. The following table sets forth information as of August 11, 2005 with respect to the beneficial ownership of our common stock by each selling stockholder whose identity is known as of the date of this prospectus and the number of shares of our common stock held by such selling stockholder as of the date of this prospectus that are covered by this prospectus. The address for each executive officer, director and employee listed below is c/o Refco Inc., One World Financial Center, 200 Liberty Street, Tower A, New York, New York 10281.

Name	Number of Shares Owned Prior to Sales Under this Prospectus	Number of Shares Owned as of the Date of this Prospectus that May be Offered Under this Prospectus	Number of Shares Covered by This Prospectus	Percentage of Common Stock Beneficially Owned After All Currently Owned Shares Covered by this Prospectus Are Resold
Executive Officers and Directors:
Phillip R. Bennett(1) President, Chief Executive Officer and Chairman	43,052,157	808,363	(2)	33.13%
Gerald M. Sherer Executive Vice President and Chief Financial Officer	463,509	463,509	(2)	*
William M. Sexton Executive Vice President and Chief Operating Officer	596,036	471,545	(2)	*
Joseph J. Murphy Executive Vice President; President and Chief Executive Officer of Refco Global Futures, LLC	533,791	471,545	(2)	*
Santo C. Maggio Executive Vice President; President and Chief Executive Officer of Refco Securities, LLC	502,668	471,545	(2)	*
Dennis A. Klejna Executive Vice President and General Counsel	260,670	235,772	(2)	*
Leo R. Breitman Director	13,435	13,435	(2)	*
Nathan Gantcher Director	13,435	13,435	(2)	*
Ronald L. O’Kelley Director	13,435	13,435	(2)	*
Employees:
Stephen Grady	168,409	168,409	(2)	*
Joe Mazurek	101,045	101,045	(2)	*
Tan Hup Tye	107,782	107,782	(2)	*
Mark Slade	141,275	141,275	(2)	*
Mike Mallahan	134,727	134,727	(2)	*
Peter McCarthy	101,045	101,045	(2)	*
Steve Dispenza	67,364	67,364	(2)	*
Vera Kraker	40,418	40,418	(2)	*
Mark Sachs	40,418	40,418	(2)	*
Tom Mitchell	40,418	40,418	(2)	*
Gavin Prentice	76,693	76,693	(2)	*
Ang Peng Leong	33,682	33,682	(2)	*

*       Less than one percent.

(1)    Represents shares held by Phillip Bennett directly and indirectly through each of Refco Group Holdings, Inc. and The Phillip R. Bennett Three Year Annuity Trust.

(2)    In addition to shares owned as of the date of this prospectus that are covered by this prospectus set forth in the second column opposite the names of selling stockholders in the table above, up to an additional 3,634,140 shares of our common stock that we may issue in the future to participants in the Plan who are our “affiliates” (as such term is defined in Rule 405 under the Securities Act ) are covered by this prospectus. The number of additional shares to be issued under the Plan in the future, the identity of the recipients of such additional shares and the determination of whether any such recipient is an affiliate of ours are subject a number of factors that are not yet determinable.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus are being registered by us for the account of the selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time directly by or on behalf of the selling stockholders in one or more transactions on the NYSE or on any stock exchange on which the common stock may be listed at the time of sale, in privately negotiated transactions, or through a combination of these methods. The selling stockholders may sell shares through one or more agents, brokers or dealers or directly to purchasers. These brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares, or both. Compensation as to a particular broker or dealer may be in excess of customary commissions. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale or non-sale related transfer. If a selling stockholder is an employee, officer or director of the Company, he or she will be subject to the Company’s policies concerning trading and other transactions in the Company’s securities.

The number of shares to be offered or resold under this prospectus by each selling stockholder or other person with whom he or she is acting in concert for the purpose of selling our shares, may not exceed, during any three month period, the amount specified in Rule 144(e) under the Securities Act.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in one or more transactions, which may involve crosses or block transactions, including:

•       on the NYSE;

•       in the over-the-counter market;

•       in transactions otherwise than on the NYSE or in the over-the-counter market;

•       through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or these other derivative securities are listed on an options or other exchange or otherwise;

•       through the settlement of short sales; or

•       any combination of the foregoing.

In connection with the sale of shares, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume. The selling stockholders may also sell the shares short and deliver these shares to close out short positions, or loan or pledge the shares to broker-dealers or other financial institutions that in turn may sell these shares. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the shares, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

In connection with their sales, a selling stockholder and any participating broker or dealer may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. A selling stockholder who is deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M. Regulation M may limit the timing of purchases and sales of shares of our common stock by the selling stockholders and any other person. Furthermore, Regulation M may restrict, for a period of up to five business days prior to the commencement of the distribution, the ability of any person engaged in a distribution of shares of our common stock to engage in market-making activities with respect to these shares. All of the foregoing may affect the marketability of shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to shares of our common stock.

To the extent required, the shares to be sold, the names of the persons selling the shares, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We are bearing all of the fees and expenses relating to the registration of the shares of common stock. Any underwriting discounts, commissions or other fees payable to broker-dealers or agents in connection with any sale of the shares will be borne by the selling stockholders. In order to comply with certain states’ securities laws, if applicable, the shares may be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained and complied with. Sales of the shares must also be made by the selling stockholders in compliance with all other applicable state securities laws and regulations.

In addition to any shares sold hereunder, selling stockholders may sell shares of common stock in compliance with Rule 144. There is no assurance that the selling stockholders will sell all or a portion of the stock being offered hereby.

The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities in connection with the offering of the shares arising under the Securities Act.

We have notified the selling stockholders of the need to deliver a copy of this prospectus in connection with any sale of the shares.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the common stock offered hereby. Certain partners of Weil, Gotshal & Manges LLP have indirect ownership interests, totaling less than 0.01% in us.

EXPERTS

The New Refco Group Ltd., LLC (the Successor) consolidated balance sheet as of February 28, 2005 and the related consolidated statements of income, changes in members’ equity and cash flows for the period from August 6, 2004 through February 28, 2005 and Refco Group Ltd., LLC (the Predecessor) consolidated balance sheet as of February 29, 2004 and the related consolidated statements of income, changes in members’ equity and cash flows for the period from March 1, 2004 through August 5, 2004 and for the years ended February 29, 2004 and February 28, 2003 and schedules incorporated by reference into this registration statement have been audited by Grant Thornton LLP, independent registered public accountants, as stated in their reports with respect thereto, and is incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.                        Incorporation of Documents by Reference.

The Company hereby incorporates by reference into this Registration Statement the following documents previously filed with the SEC:

•       The Company’s prospectus filed with the SEC on August 11, 2005 pursuant to Rule 424(b) under the Securities Act; and

•       The description of the Company’s Common Stock contained in the Company’s Registration Statement on Form S-1 under the Securities Act (Reg. No. 333-123969), which description is incorporated by reference into the Form 8-A filed with the SEC on August 11, 2005 pursuant to the Exchange Act, and any amendment or report filed for the purpose of further updating such description.

All documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such documents.

Item 4.                        Description of Securities.

Not applicable.

Item 5.                        Interests of Named Experts and Counsel.

Certain partners of Weil, Gotshal & Manges LLP have indirect ownership interests, totaling less than 0.01%, in us.

Item 6.                        Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification of our officers and directors under certain conditions and subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145.

Article Sixth of the Registrant’s Certificate of Incorporation provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be personally liable for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, pursuant to Section 102(b)(7) of the Delaware General Corporation Law each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Registrant for acts or omission not in good faith or involving international misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of Stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

The Registrant has entered into indemnification agreements with each of its directors and executive officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

The Registrant intends to enter into additional indemnification agreements with each of its directors and executive officers to effectuate these indemnity provisions and to purchase directors’ and officers’ liability insurance.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Section 102 of the Delaware General Corporation Law, or DGCL, as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL or obtained an improper personal benefit.

Generally, Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify certain persons made a party to an action, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. In the case of an action by or in the right of the corporation, no indemnification may be made in respect of any matter as to which that person was adjudged liable to the corporation unless the Delaware Court of Chancery or the court in which the action was brought determines that despite the adjudication of liability that person is fairly and reasonably entitled to indemnity for proper expenses. To the extent that person has been successful in the defense of any matter, that person shall be indemnified against expenses actually and reasonably incurred by him.

The Registrant maintains insurance policies insuring each of its directors and officers against certain civil liabilities, including liabilities under the Securities Act.

Item 7.                        Exemption from Registration Claimed.

The 4,015,860 restricted shares of our common stock issued prior to the filing of this Registration Statement that are “restricted securities” (as such term is defined in Rule 144(a)(3) under the Securities Act) that are being registered for reoffer and resale under this Registration Statement were issued pursuant to written compensation contracts in transactions exempt from registration under Rule 701 under the Securities Act.

Item 8.                        Exhibits.

Exhibit No.		Description
4.1	—

Refco Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.29 to Amendment No. 3 to the Registrant’s Registration Statement (Registration No. 333-123969) on Form S-1, filed on July 20, 2005).

5.1	—	Legal Opinion of Weil, Gotshal & Manges LLP (filed herewith).
23.1	—	Consent of Weil, Gotshal & Manges LLP (included in Exhibit No. 5.1).
23.2	—	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP) (filed herewith).
24.1	—	Power of Attorney (included as part of the signature page to this Registration Statement and incorporated herein by reference).

Item 9.                        Undertakings.

(a)   The undersigned Registrant hereby undertakes:

(1)          to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)

to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by the foregoing paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)          That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)          To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on this 12th day of August, 2005.

REFCO INC.
By:	/s/ PHILLIP R. BENNETT
Phillip Bennett
President, Chief Executive Officer and Chairman

POWER OF ATTORNEY

The undersigned directors and officers hereby constitute and appoint Phillip R. Bennett and Gerald M. Sherer and each of them with full power to act and with full power of substitution and resubstitution, our true and lawful attorney-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-8 and any and all amendments thereto, including post-effective amendments to this Registration Statement on Form S-8, and to sign any and all additional registration statements relating to the same offering of securities as this Registration Statement on Form S-8 that are filed pursuant to the requirements of the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm that such attorney-in fact or his substitute shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PHILLIP R. BENNETT	President, Chief Executive Officer and	August 12, 2005
Phillip R. Bennett	Chairman (Principal Executive Officer)
/s/ GERALD M. SHERER	Chief Financial Officer	August 12, 2005
Gerald M. Sherer	(Principal Financial and Accounting Officer)
/s/ LEO R. BREITMAN	Director	August 12, 2005
Leo R. Breitman
/s/ NATHAN GRANTCHER	Director	August 12, 2005
Nathan Grantcher
/s/ DAVID V. HARKINS	Director	August 12, 2005
David V. Harkins
/s/ SCOTT L. JAECKEL	Director	August 12, 2005
Scott L. Jaeckel
/s/ THOMAS H. LEE	Director	August 12, 2005
Thomas H. Lee
/s/ RONALD O’KELLEY	Director	August 12, 2005
Ronald O’Kelley
/s/ SCOTT A. SCHOEN	Director	August 12, 2005
Scott A. Schoen

S-1

EXHIBIT INDEX

Exhibit No.		Description
4.1	—	Form of Refco Inc. 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.29 to Amendment No. 3 to the Registrant’s Registration No. 333-123969 on Form S-1, filed on July 20, 2005).
5.1	—	Legal Opinion of Weil, Gotshal & Manges LLP (filed herewith).
23.1	—	Consent of Weil, Gotshal & Manges LLP (included in Exhibit No. 5.1).
23.2	—	Consent of Independent Registered Public Accounting Firm (Grant Thornton LLP) (filed herewith).
24.1	—	Power of Attorney (included as part of the signature page to this Registration Statement and incorporated herein by reference).